UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 6, 2024

AROGO CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41179	87-1118179
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

848 Brickell Avenue, Penthouse 5, Miami, FL 33131

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (786) 442-1482

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	AOGOU	OTC Markets
Class A Common Stock, $0.0001 par value per share	AOGO	OTC Markets
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AOGOW	OTC Markets

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 6, 2024, Arogo Capital Acquisition Corp., a Delaware corporation (“Arogo”), entered into a binding letter of intent (the “LOI”) with Bangkok Tellink Co., Ltd (“Tellink”) in connection with a proposed business combination between Arogo and Tellink. Tellink is a provider of innovative telecommunications and Internet-of-Things solutions.

The LOI contains an exclusivity period, which may be extended by the mutual written consent of the parties, that runs from the date of the execution of the LOI through forty-five (45) calendar days (the “Exclusivity Period”). The LOI also contemplates that the definitive business combination agreement (“BCA”) will be entered into on or before February 28, 2025. The LOI may be terminated as follows: (a) by the mutual written agreement of the parties; (b) by Arogo in its sole discretion, at any time after the execution of the LOI; (c) by Tellink after the expiration of the Exclusivity Period; or (d) upon execution and delivery of the BCA.

The LOI is binding on the parties, but the material terms of the proposed business combination remain subject to completion of due diligence, the negotiation of the BCA and the approval thereof by the respective boards of directors of Arogo and Tellink. The LOI is subject to customary confidentiality provisions and the terms of a mutual nondisclosure agreement entered into by the parties concurrently with the execution of the LOI.

The foregoing description of the LOI and related matters does not purport to be complete and is qualified in its entirety by reference to the full text of the LOI, a copy of which is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K.

Item 7.01 Regulation FD Disclosure.

On December 10, 2024, Arogo issued a press release announcing the execution of the LOI, a copy of which is furnished with this Current Report on Form 8-K as Exhibit 99.1. This information is furnished pursuant to Item 7.01 “Regulation FD Disclosure,” and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Binding Letter of Intent, dated December 6, 2024, by and among Arogo Capital Acquisition Corp. and Bangkok Tellink Co., Ltd.
99.1	Press Release, dated December 10, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AROGO CAPITAL ACQUISITION CORP.

	By:	/s/ Suradech Taweesaengsakulthai
		Name:	Suradech Taweesaengsakulthai
		Title:	Chief Executive Officer

Dated: December 10, 2024

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